[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

November 6, 2006

VIA EDGAR & FACSIMILE

Mr. Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Elron Electronic Industries Ltd. Schedule TO-C filed August 28, 2006 Schedule TO-T filed October 25, 2006 by Discount Investment Corporation Ltd. SEC File No. 005-35004

Dear Mr. Duchovny:

        On behalf of our client, Discount Investment Corporation Ltd. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2006 (the “Comment Letter”), with respect to the Company’s Schedule TO-T filed with the Commission on October 25, 2006 (SEC File No. 005-35004) (the “Schedule TO”) in connection with its offer to purchase (the “Offer”) up to 4,440,000 outstanding ordinary shares, nominal (par) value NIS 0.003 per share, of Elron Electronic Industries Ltd. (“Elron”).

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO. We have also included the requested Company statement below.

        In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) amending the Schedule TO disclosure in response to the Comment Letter.

Schedule TO-T

1.	We note in Elron’s annual report on Form 20-F that, as of May 12, 2006, Elron had 526 shareholders of record. Please tell us what consideration you have given to whether your tender offer is a going private transaction in light of the language in Rule 13e-3(a)(3).

Mr. Daniel F. Duchovny, Esq. November 6, 2006 Page 2

Response

        The Company has informed us that, in its consideration of whether the Offer is a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), it reviewed the information reported in Elron’s Annual Report on Form 20-F as well as information provided by Elron and on its behalf. Such information indicated that the number of holders of record of Elron shares is above 500 (calculated in accordance with Rule 12g5-1 under the Exchange Act) and that there were approximately 8,000 beneficial holders (sometimes referred to as “street name holders”) of Elron shares.

        Based on this information, the Company informed us that it determined that the Offer did not constitute a “Rule 13e-3 transaction” as: (i) the purpose of the offer was not to cause the number of holders of record to be less than 300 (see “Background to the Offer – Purposes of the Offer; Reasons for the Offer” in the Offer to Purchase where the purpose of the Offer is disclosed as increasing the Company’s stake in Elron because of the Company’s belief in the long-term value of Elron) and (2) the Company believed that there is no reasonable likelihood that, in the context of a partial tender offer such as the Offer, the number of holders of record will be reduced to less than 300 persons. In reaching this conclusion, the Company considered, among other things, the following factors:

a.	The number of holders of record (526) is well above 300;

b.	Since a significant portion of the Elron shares sought to be purchased in the Offer are held by holders of record that include, among others, banks and brokers who hold positions for multiple beneficial owners, it is unlikely that the Offer will result in many such record positions being terminated altogether as such termination of a record position would only occur if each beneficial owner’s full position underlying the relevant record position is purchased in the Offer; and

c.	In the context of a partial tender offer, such as the Offer, it is unlikely that tendering shareholders will be able to sell their full position in Elron shares as partial tender offers often result in the application of a proration factor applied to the number of shares tendered by each holder.

Summary Term Sheet, page i

2.	Refer to the question “What are the tax consequences of the offer?.” While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and throughout the offer document.

Response

        The Company has revised the disclosure in response to this comment. See Items 1, 2, 4, 5, 7 and 8 of Amendment No. 1.

Mr. Daniel F. Duchovny, Esq. November 6, 2006 Page 3

Background to the Offer, page 3

3.	With respect to your disclosure under the caption “Plans for Elron after the Offer,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the sections of your offer document entitled “Related Party Transactions,” “Beneficial Ownership of Shares,” and “Information Concerning Discount.”

Response

        As discussed in my telephonic conversation with Mr. Duchovny on November 1, 2006, the Company believes that, with the exception of statements about itself and its own directors and officers, the Company’s statements about the actions and intentions of the other individuals and entities listed on Schedule I to the Offer to Purchase is by necessity limited to the best of its knowledge obtained through due inquiry of the relevant individuals and entities.

        In light of the foregoing, the Company has revised the disclosure in response to this comment. See Items 3, 4, 5, 6, 7, 8, 9 and 11 of Amendment No. 1.

Material U.S. Federal Income Tax and Israeli Income Tax Considerations, page 19

4.	Delete the reference to this discussion being for “general information only.”Security holders are entitled to rely upon the discussion.

Response

        The Company has revised the disclosure in response to this comment. See Item 4 of Amendment No. 1.

Conditions to the Offer, page 29

5.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Mr. Daniel F. Duchovny, Esq. November 6, 2006 Page 4

Response

        The Company acknowledges that if it decides to waive any offer condition, it will expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. Additionally, if the Company determines that such waiver is a material change, it confirms that it will cause the Offer to remain open for at least five business days after the announcement of such waiver.

General – Company Statement

        At your request, the Company further acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company believes that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to the Company’s shareholders; therefore, the Company does not currently intend to send any supplemental materials to the Company’s shareholders.

        Please do not hesitate to contact me at 212-735-3688 with any questions or comments you may have.

Very truly yours, /s/ Daniel E. Wolf —————————————— Daniel E. Wolf Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Discount Investment Corporation Ltd. Ido Zemach, Adv. (Goldfarb, Levy, Eran, Meiri & Co.)